File No. 70-9541



                           UNITED STATES OF AMERICA
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



Application of Northeast     )
Utilities, The Connecticut   )
Light and Power Company,     )
Public Service Company of    )               CERTIFICATE PURSUANT TO
New Hampshire, Western       )               RULE 24 UNDER THE PUBLIC
Massachusetts Electric       )               UTILITY HOLDING COMPANY ACT
Company, North Atlantic      )               OF 1935
Energy Corporation, NU       )
Enterprises, Inc., Northeast )
Generation Company,          )
Northeast Generation         )
Services Company, Select     )
Energy, Inc., Select Energy  )
Services, Inc., Select       )
Energy Contracting, Inc.,    )
Reeds Ferry Supply Co.,      )
Inc., HEC Energy             )
Consulting Canada, Inc.      )
on Form U-1                  )


     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing payment of dividends, share repurchases and share issuance in connection with restructuring by NU and certain subsidiaries (HCAR. No. 27147, March 7, 2000, File No. 70-9541) ("Order").

     For the quarter ended September 30, 2001, the following information is reported pursuant to the Order.

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

     The Connecticut Light and Power Company (CL&P)

                                               As of September 30, 2001
                                               ------------------------
                                               (thousands
                                               of dollars)        %
                                               -----------      -----
     Common shareholders' equity:
       Common shares                           $   75,849        2.4%
       Capital surplus, paid in                   414,066        13.2
       Retained earnings                          269,612         8.6
                                               ----------       -----
      Total Common shareholders' equity           759,527        24.2
     Preferred stock                              116,200         3.7
     Long-term and short-term debt                823,208        26.2
     Rate reduction bonds                       1,438,400        45.9
                                               ----------       -----
                                               $3,137,335       100.0%
                                               ==========       =====

     A common dividend of $15,018,070.32 was declared on September 12, 2001 and was paid to NU on Setpember 30, 2001.


     Western Massachusetts Electric Company (WMECO)

                                               As of September 30, 2001
                                               ------------------------
                                               (thousands
                                               of dollars)        %
                                               -----------      -----
     Common shareholders' equity:
       Common shares                           $   12,742         2.7%
       Capital surplus, paid in                    82,277        17.8
       Retained earnings                           61,921        13.4
                                               ----------       -----
      Total Common shareholders' equity           156,940        33.9
     Long-term and short-term debt                151,567        32.7
     Rate reduction bonds                         155,000        33.4
                                               ----------       -----
                                               $  463,507       100.0%
                                               ==========       =====

     A common dividend of $2,999,968.72 was declared on September 26, 2001 and was paid to NU on September 30, 2001.


     Public Service Company of New Hampshire (PSNH)

                                               As of September 30, 2001
                                               ------------------------
                                               (thousands
                                               of dollars)        %
                                               -----------      -----
     Common shareholders' equity:
       Common shares                           $     -            -  %
       Capital surplus, paid in                   165,373        12.9
       Retained earnings                          160,250        12.4
                                               ----------       -----
      Total Common shareholders' equity           325,623        25.3
     Long-term and short-term debt                434,285        33.8
     Rate reduction bonds                         525,000        40.9
                                               ----------      -----
                                               $1,284,908      100.0%
                                               ==========      =====

     A common dividend of $8,999,997.56 was declared on August 13, 2001 and was paid to NU on September 30, 2001.

     There were no other dividends paid to NU and/or repurchased stock from NU for the other applicants during this quarter.

2) The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

     As of September 30, 2001 the senior debt ratings issued by Standard and Poor's Corporation of CL&P, WMECO and PSNH are each BBB+, which is an investment grade rating. None of the other applicants have senior debt ratings.

3) The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH, WMECO, and NAEC to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings.

     NU represents that during the quarter ended September 30, 2001 internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

     Internal cash funds available during the quarter were not supplemented with external borrowings during the quarter.

                     Net cash flows                    Net cash flows
           Cash       provided by/    Net cash flows     (used in)/
         beginning      (used in)       (used in)        provided by    Cash end
         of period     operating        investing         financing     of period
         6/30/2001     activities      activities        activities     9/30/2001
         ---------   --------------   --------------   --------------   ---------
                                   (Thousands of  Dollars)
CL&P      $  611        $119,924        $(99,615)         $(20,476)      $  444

PSNH       6,237          33,217         (21,930)           (8,843)       8,681

WMECO          1          (3,269)        (14,072)           23,408        6,068

NAEC        -             12,023         (12,023)             -            -




                                   SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.



/s/ John J. Roman
    -----------------------------
    John J. Roman
    Vice President and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    November 14, 2001